EXHIBIT 4.1

ELECTION REGARDING PAYMENTS DUE APRIL 13, 2007 ON SERIES A
15% SECURED CONVERTIBLE PROMISSORY NOTES

The undersigned Holder hereby elects to have Matritech, Inc. defer all payments due April 13, 2007 for principal and interest on the Series A 15% Secured Convertible Promissory Notes held by the Holder to May 13, 2007.

Holder: ______________________

By:_________________________
Name:_______________________
Title:________________________
Date:________________________